Exhibit 1

Transactions in the Shares of the Issuer Since the filing of

Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased	Price per Share ($)	Date of Purchase

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	412,449	67.6050	06/17/2025
Purchase of Common Stock	337,551	68.1082	06/18/2025